EXHIBIT 99.3

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

for Common Shares of

NOVA CHEMICALS CORPORATION

This Letter of Transmittal is for use by registered shareholders of common shares (the “Common Shares”) of NOVA Chemicals Corporation (“NOVA Chemicals”) and, together with all other required documents, must accompany certificates for Common Shares deposited in connection with the proposed arrangement (the “Arrangement”) involving International Petroleum Investment Company (“IPIC”), NOVA Chemicals and the Shareholder, that is being submitted for approval at the annual and special meeting of shareholders of NOVA Chemicals to be held on April 14, 2009 (the “Meeting”) as described in the management proxy circular dated March 13, 2009 (the “Proxy Circular” accompanying this Letter of Transmittal). Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Proxy Circular.

The Arrangement is anticipated to close in the second quarter of 2009. At the Effective Time, Shareholders (other than Dissenting Shareholders) will be entitled to receive, in exchange for each Common Share, U.S.$6.00 in cash.

In order to receive payment for their Common Shares under the Arrangement, Shareholders are required to deposit the certificates representing Common Shares held by them with CIBC Mellon Trust Company (the “Depositary”). This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificates for Common Shares deposited for payment pursuant to the Arrangement.

If any registered holder of Common Shares fails to surrender to the Depositary the certificates formerly representing Common Shares, together with such other documents required to entitle the holder to receive payment for his/her/its Common Shares, on or before the sixth anniversary of the Effective Date, such certificates will cease to represent a claim by or interest of any kind of a holder, and the payment to which the former holder was entitled will be deemed to have been surrendered and forfeited to IPIC for no consideration.

Please note that the delivery of this Letter of Transmittal, together with your Common Share certificate(s), does not constitute a vote in favour of the Arrangement. To exercise your right to vote at the Meeting you must complete and return the form of proxy that accompanied the Proxy Circular to NOVA Chemicals’ transfer agent and registrar, CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: (416) 368-2502 or toll free (North America only): 1-866-781-3111, not later than 5:00 p.m. (Eastern time) on April 13, 2009 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date and time of any reconvened or postponed meeting.

TO:	NOVA Chemicals Corporation
AND TO:	International Petroleum Investment Company
AND TO:	CIBC Mellon Trust Company

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for Common Shares. The following are the details of the enclosed certificate(s): (Please print or type)

Certificate Number(s)	Name in Which Registered	Number of Common Shares Deposited

TOTAL:

The undersigned transmits herewith the certificate(s) described above for cancellation upon the Arrangement becoming effective.

It is understood that, upon receipt of this Letter of Transmittal duly completed and signed and of the certificate(s) representing the Common Shares deposited herewith (the “Deposited Shares”) and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned a cheque issued by the Depositary representing the amount of Consideration the undersigned is entitled to receive, or hold such cheque for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares shall forthwith be cancelled.

The undersigned holder of Common Shares represents and warrants in favour of NOVA Chemicals and IPIC that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) the Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the consideration is paid, neither NOVA Chemicals or IPIC, nor any successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is accurate, and (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Eastern time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Eastern time) on the Business Day preceding the date of the reconvened or postponed Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement. The representations and warranties set forth herein shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares.

The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares.

In addition, the undersigned acknowledges receipt of the Proxy Circular and represents and warrants that at the Effective Time, IPIC will acquire good title to the Deposited Shares (as the same are modified pursuant to the Plan of Arrangement) free from all liens, charges, encumbrances, claims and equities and in accordance with the following: IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date, as well as the right of the undersigned to receive any and all distributions shall have been surrendered and assigned to IPIC. If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Common Share, the Consideration payable per Common Share pursuant to the Arrangement will be reduced by the amount of any such dividend or distribution received in respect of that Common Share, and (ii) in the case of any such cash distribution in an amount that exceeds the cash purchase price per Common Share in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of IPIC, together with appropriate documentation of transfer. In addition, the Plan of Arrangement provides that if NOVA Chemicals declares, sets aside or pays any dividend on, or makes any other distribution or payments with respect to the Common Shares during the period commencing on the date of the Arrangement Agreement and ending on the Effective Date, IPIC may reduce the amount of the Consideration by any amount it determines in its sole discretion, provided that such discount shall not exceed the amount of such dividend or other distribution or payment received per Common Share.

The undersigned surrenders to IPIC, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution to deliver the certificates representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of NOVA Chemicals.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. The undersigned agrees not to take any action in the future which results in the termination of the authority conferred herein.

The undersigned instructs the Depositary, upon the Arrangement becoming effective, to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

Pursuant to the rules of the Canadian Payments Association, a Cdn$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. Payments in excess of Cdn$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of Cdn$25 million will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned promptly following the Effective Time for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Arrangement.

It is understood that the undersigned will not receive payment in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned, if applicable, are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that under no circumstances will interest accrue or be paid to the benefit of the undersigned on the Consideration payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the payment of the Consideration in respect of the Deposited Shares will completely discharge any obligations of NOVA Chemicals, IPIC and the Depositary with respect to the matters contemplated by this Letter of Transmittal.

Among other things, the Plan of Arrangement provides that IPIC is entitled, at any time prior to or following the Meeting to modify the Plan of Arrangement to (a) assign any or all of its rights, interests and/or obligations under the Plan of Arrangement to any direct or indirect subsidiary or any Affiliate and/or (b) designate one or more of its direct or indirect subsidiaries or Affiliates as purchaser for any or all purposes thereunder, provided that any such assignment shall not relieve IPIC of any of its obligations thereunder and IPIC shall guarantee the performance of the Arrangement Agreement by any such assignee.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes d’avoir requis que tout contrat atteste par l’arrangement et son acceptation par cette lettre d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

BLOCK A ISSUE CHEQUE IN NAME OF: (please print)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

(Social Insurance Number or Tax Identification Number)

BLOCK C ☐ Hold cheque for pick-up at the office of the Depositary at the address provided on the last page of this Letter of Transmittal.

BLOCK E ☐ Hold certificate(s) for pick-up at the office of the Depositary at the address provided on the last page of this Letter of Transmittal.

BLOCK F

STATUS AS UNITED STATES HOLDER

Indicate whether you are a United States (“U.S.”) holder or are acting on behalf of a U.S. holder:

☐       The owner signing on page 6 represents that it is not a U.S. holder and is not acting on behalf of a U.S. holder.

☐       The owner signing on page 6 is a U.S. holder or is acting on behalf of a U.S. holder.

A U.S. holder is any Shareholder that is (a) a U.S. person (as defined in Instruction 8, “Substitute Form W-9 – U.S. Shareholders”) or (b) providing an address in Block B that is located in the United States or any territory or possession thereof.

To avoid U.S. backup withholding, if you are a U.S. holder or acting on behalf of a U.S. holder, you must complete Substitute Form W-9 attached hereto, or otherwise provide certification that you are exempt from backup withholding, or in certain circumstances, another withholding tax certificate. You can find more information on page 10 (see Instruction 8, “Substitute Form W-9 – U.S. Shareholders”).

BLOCK B SEND CHEQUE (Unless Block “C” is checked) TO:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

BLOCK D DELIVER INSTRUMENTS IN THE EVENT THE ARRANGEMENT IS NOT COMPLETED (Unless Block “E” is checked) TO:
(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)

BLOCK G

RESIDENT OF CANADA

FOR INCOME TAX PURPOSES – TO BE COMPLETED BY ALL SHAREHOLDERS

☐       The owner signing on page 6 is a resident of Canada for tax purposes

☐       The owner signing on page 6 is not a resident of Canada for tax purposes

SIGNATURE – TO BE COMPLETED BY ALL SHAREHOLDERS

Dated:

Signature of Shareholder or Authorized Representative (see Instruction 4)

Name of Shareholder (please print or type)

Name of Authorized Representative (please print or type, if applicable)

Signature guaranteed by: (if required under Instruction 3)

Dated:

Authorized Signature

Name of Guarantor (please print or type)

Address (please print or type)

SUBSTITUTE FORM W-9

TO BE COMPLETED ONLY BY

SHAREHOLDERS THAT ARE U.S. HOLDERS

SUBSTITUTE

Form W-9

Department of the Treasury

Internal Revenue Service

Payer’s Request For Taxpayer Identification Number (“TIN”)

and Certification

Checkappropriate box

☐       Individual/sole
proprietor

☐       Corporation

☐        Partnership

☐       Limited liability company. Enter the classification (D = disregarded entity, C = corporation, P =
partnership)

☐       Other

PART1 – PLEASE PROVIDE YOUR TIN (OR IF AWAITING A TIN WRITE “APPLIED FOR” AND CERTIFY BY SIGNING AND DATING BELOW:	TIN: (Social Security Number or Employer Identification Number)
Part 2 – For Payees Exempt From Backup Withholding (see Instructions) ☐ Exempt from backup withholding

Part 3 – Certification

Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me); and

(2)    I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)    I am a U.S. citizen or other U.S. person (as defined in the Instructions).

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Name

Address

Signature

Date

You must cross out item (2) in Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART 1 OF THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Payer at the time of payment, the Payer is required to withhold 28 percent of all reportable payments made to me thereafter until I provide a number.

SIGNATURE	DATE

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE ARRANGEMENT. FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A US$50 PENALTY FOR EACH SUCH FAILURE IMPOSED BY THE INTERNAL REVENUE SERVICE, UNLESS SUCH FAILURE IS DUE TO REASONABLE CAUSE AND NOT WILLFUL NEGLECT. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)	Shareholders should read the accompanying Proxy Circular prior to completing this Letter of Transmittal.

(b)	This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Common Shares and all other required documents must be received by the Depositary at the addresses set out on the back of this Letter of Transmittal not later than 5:00 p.m. (Eastern time) on April 13, 2009 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting). Do not send the certificates or this Letter of Transmittal to NOVA Chemicals or IPIC.

(c)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)	IPIC reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Common Shares or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)	If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of Common Shares.

3.	Guarantee of Signatures

No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the registered holder(s) of Deposited Shares surrendered herewith. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of NOVA Chemicals, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either IPIC or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e)	Additional copies of the Proxy Circular and this Letter of Transmittal may be obtained from the Depositary at the address provided on the last page of this Letter of Transmittal. This Letter of Transmittal is also available at www.sedar.com.

It is strongly recommended that prior to completing this Letter of Transmittal, the undersigned read the accompanying Proxy Circular and discuss any questions with a tax advisor.

6.	Lost Certificates

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements (which will include a bonding requirement).

7.	Return of Certificates

If the Arrangement does not proceed for any reason, any certificate(s) for Common Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in Block D or Block E on page 4. If Block D or E is not completed, the certificate(s) in respect of the Common Shares will be mailed to the depositing Registered Shareholder at the address of such holder as it appears on the securities register of NOVA Chemicals.

8.	Substitute Form W-9 – U.S. Shareholders

United States federal income tax law generally requires that a Shareholder (other than a corporation) that is a U.S. holder (as defined above in Block F) who receives cash under the Arrangement for the Common Shares must provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 above and certify, under penalties of perjury, that such number is correct, that such Shareholder is not subject to backup withholding, and that such Shareholder is a U.S. person (including a U.S. resident alien). If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, or if any other information is not correctly provided, such holder may be subject to penalties imposed by the Internal Revenue Service and, payments made with respect to the Common Shares may be subject to backup withholding of 28%. For the purposes of this Letter of Transmittal, a “U.S. person” means: a beneficial owner of Common Shares that, for United States federal income tax purposes, is (a) a citizen or resident of the United States, (b) an estate if the income of such estate is subject to United States federal income tax regardless of the source of such income, (c) a trust if (i) such trust has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (d) a corporation or other entity classified as a corporation for United States tax purposes, or a partnership, limited liability company or other entity classified as a partnership for United States tax purposes that is created or organized in or under the laws of the United States or any state in the United States, including the District of Columbia.

Backup withholding is not an additional United States income tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is timely furnished to the Internal Revenue Service .

Exempt holders (including, among others, corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt holder must complete the Substitute Form W-9, check the “Exempt from backup withholding” box on such form, and sign and date the form. See the instructions in the attached Substitute Form W-9 for additional instructions.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the instructions in the attached Substitute Form W-9 for information on which TIN to report.

The TIN for an individual United States citizen or resident is the individual’s social security number.

The “Awaiting TIN” box of the substitute Form W-9 may be checked if a Shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the “Awaiting TIN” box is checked, the Shareholder that is a U.S. holder must also complete the Certificate of Awaiting Taxpayer Identification Number found below the Substitute Form W-9 in order to avoid backup withholding. If a Shareholder that is a U.S. holder completes the Certificate of Awaiting Taxpayer Identification Number but does not provide a TIN by the time of payment, such Shareholder will be subject to backup withholding at a rate of 28%.

If the Substitute Form W-9 is not applicable to a U.S. holder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 (IRS Form W-8BEN, IRS Form W-8ECI or IRS Form W-8IMY or substitute form) signed under penalty of perjury attesting to such holder’s exempt status, together with any related documentation. A copy of the appropriate IRS Form W-8 may be requested from the Depositary.

A U.S. HOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 ATTACHED TO THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING AT A RATE OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONJUNCTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN: AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED UPON HIS OR HER OWN PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Failure to furnish TIN – If you fail to furnish your correct TIN, you are subject to a penalty of U.S.$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

FOR U.S SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF

TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer – Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this type of account:	Give the name and social security number of	For this type of account:	Give the name and employer identification number of

1.      Individual

2.      Two or more individuals (joint account)

3.      Custodian account of a minor (Uniform Gift to Minors Act)

4a.    The usual revocable savings trust (grantor is also trustee)

b.      So-called trust account that is not a legal or valid trust under state law

5.      Sole proprietorship or disregarded entity owned by an individual

The individual The actual owner of the account, or if combined funds, the first individual on the account(1) The minor(2) The grantor-trustee(1) The actual owner(1) The owner(3)

6.      Disregarded entity not owned by an individual

7.      A valid trust, estate or pension trust

8.      Corporate or LLC electing corporate status on Form 8832

9.      Association, club, religious, charitable, educational, or other tax-exempt organization

10.    Partnership or
multi-member LLC

11.    A broker or registered nominee

12.    Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payment

The owner The legal entity(4) The corporation The organization The partnership The broker or nominee The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF

TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a SSN, get a Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an individual TIN, or Form SS-4, application for Employer Identification Number, to apply for an EIN. You can get Form W-7 and SS-4 from the IRS by calling 1(800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding include:

1.	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfied the requirements of Section 401(f)(2).

2.	The United States or any of its agencies or instrumentalities.

3.	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4.	A foreign government or any of its political subdivisions, agencies or instrumentalities.

5.	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.	A corporation.

7.	A foreign central bank of issue.

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9.	A futures commission merchant registered with the Commodity Futures Trading Commission.

10.	A real estate investment trust.

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.	A common trust fund operated by a bank under Section 584(a).

13.	A financial institution.

14.	A middleman known in the investment community as a nominee or custodian.

15.	A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the payees listed above in items 1 through 15.

If the payment is for...	THEN the payment is exempt for...
Interest and dividend payments	All listed payees except the payee in item 9.
Broker transactions	Payees listed in items 1 through 13. Also, a person registered under the Investment Advisors Act of 1940 who regularly acts as a broker.

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding. Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from back-up withholding” box, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate Form W-8 and return it to the payer.

Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws or to federal law enforcement and intelligence agencies to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)	Civil Penalty with Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

The Depositary is:

CIBC MELLON TRUST COMPANY

By Mail

P.O. Box 1036

Adelaide Street Postal Station

Toronto, Ontario

M5C 2K4

By Registered Mail, Hand or by Courier

199 Bay Street

Commerce Court West

Securities Level

Toronto, Ontario

M5L 1G9

For Pick-Up of Cheque or

Copies of the Proxy Circular

and Letter of Transmittal

199 Bay Street

Commerce Court West

Securities Level

Toronto, Ontario

M5L 1G9

Telephone: (416) 643-5500

Toll Free (North America): 1-800-387-0825

E-Mail: inquiries@cibcmellon.com